UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.
2000 16th Street
Denver, Colorado 80202

DAVITA RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2016 and 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee
DaVita Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the DaVita Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ KPMG LLP

Seattle, Washington
June 23, 2017

DAVITA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
(dollars in thousands)

	2016	2015
Assets:
Cash and cash equivalents	$111	$—
Participant directed investments at fair value	1,248,829	1,093,443
Receivables:
Notes receivable from participants	58,497	54,902
Participant contributions	6,798	—
Total assets	1,314,235	1,148,345
Liabilities:
Excess contributions payable to participants	—	349
Net assets available for benefits	$1,314,235	$1,147,996

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015
(dollars in thousands)

	2016	2015
Investment income (loss):
Interest on investments	$1,555	$1,630
Dividends	39,112	42,956
Net appreciation (depreciation) in fair value of investments	37,861	(50,387)
Total net investment income (loss)	78,528	(5,801)
Participant note receivable interest	2,128	2,182
Contributions:
Participant	180,654	152,895
Rollovers	13,438	11,697
Total additions	274,748	160,973

Benefit payments	(106,292)	(151,553)
Administration expenses	(2,217)	(1,264)
Net increase	166,239	8,156
Net assets available for benefits at beginning of year	1,147,996	1,139,840
Net assets available for benefits at end of year	$1,314,235	$1,147,996

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

(1)	Description of Plan
The following description of the DaVita Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions. All capitalized terms used herein that are not defined, shall have the meaning given to them in the Plan.
(a) General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company), formerly known as DaVita HealthCare Partners Inc. Employees become eligible to participate immediately following the date of hire and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, residents of the Commonwealth of Puerto Rico, employees covered under a collective bargaining agreement and employees of DaVita Medical Holdings, LLC (formerly known as HealthCare Partners Holdings, LLC), a wholly-owned subsidiary of the Company, and any of its subsidiaries. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended and restated, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Conversion Transactions
Effective May 2015, the Plan changed its Trustee, Investment Manager and recordkeeper from T. Rowe Price to Voya Institutional Trust Company (Voya). While the majority of investment funds remained the same, the few funds that were replaced were mapped into new fund options. Certain investment funds, including the DaVita Inc. Common Stock Fund, transferred the total number of shares held in the funds on the date of conversion. Participants were notified of the mapping and given the opportunity to change their investments prior to the transfer.
Auto Enrollment
Effective April 1, 2016, all new employees of the Company are automatically enrolled in the Plan at a pre-tax deferral rate of five percent upon meeting the eligibility requirements as described above. Prior to April 1, 2016, new employees of the Company were automatically enrolled in the Plan at a pre-tax deferral rate of four percent upon meeting the eligibility requirements as described above.
Automatic Increase Contributions
Effective November 21, 2013, the Plan adopted a policy whereby all new employees of the Company hired on or after January 1, 2014 become part of the Automatic Increase Contributions Program. Participants who are deferring at least one percent but no more than nine percent of Compensation per pay period will see their deferral rate increase annually by one percent each January 1st until their deferral rate reaches 10%. All eligible participants receive a notice of the right to opt out of Automatic Increase Contributions before such increased contributions are made. If the Participant does not make an affirmative election on or before the deadline, the Participant’s deferral percentage in effect as of December 31 of the prior Plan Year shall be increased by one percent.
(b) Contributions

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

Participants may elect to contribute a maximum percentage of 75% of their eligible compensation into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. Participants may elect to contribute eligible compensation on a pre-tax basis, an after-tax (Roth) basis or a combination of both. Participants may change their election prospectively at any time.
Participants may direct their investments into the Company Common Stock Fund, certain registered investment company funds and a common commingled trust fund as allowed under the Plan. The contributions of participants who do not make elected investment options are automatically invested into various T. Rowe Price Retirement Funds, depending upon the age of the participants. Participants cannot direct more than 20% of their contributions into the Company Common Stock Fund.
Participants may elect to change their contribution percentage at any time and may change their investment elections or transfer amounts between funds daily, subject to applicable restrictions set forth in the Company's Insider Trading Policy if such elections or transfers involve the Company's Common Stock Fund. Participants who have attained the age of 50 before the close of the Plan Year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code.
The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participants’ 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no Company discretionary contributions made to the Plan during the 2016 and 2015 Plan Years.
Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the Internal Revenue Service (IRS).
(c) Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Company discretionary contributions, if any, are allocated to participants who (i) are not considered highly compensated employees for the year, (ii) have elected to make contributions during the year, (iii) have completed 1,000 hours of service during the year unless employment is terminated on or after normal retirement age or due to death or disability, and (iv) who are employed by the Company on the last day of the year. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.
(d) Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans vest over a five year period. Employees become fully vested upon death or disability.
(e) Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes the Company Common Stock Fund, they may elect to receive a distribution of those shares. Participants may

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

receive distributions either upon termination of service, by obtaining age 59½, incurring a financial hardship, withdrawing their rollover and after‑tax contributions or upon termination of the Plan. Rollover and after‑tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59½, incurs a financial hardship, terminates service or upon termination of the Plan. However, unless the participant elects otherwise, distributions in cash will begin no later than sixty days after the close of the Plan Year, in which the latest following event occurs: a participant reaches normal retirement age, obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70½. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Terminated participants with vested balances greater than $1 and less than $5 will have their account transferred to another qualified account unless they elect to have a rollover or lump sum payment. For termination of service with vested benefits of $1 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution unless a rollover is elected.
Distributions for financial hardship can only be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, Roth contributions, vested matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of a hardship distribution.
In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.
(f) Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations that will be refunded to participants subsequent to year end. These excess contributions become taxable to the participant in the year in which the participant receives the refund of these contributions.
(g) Notes Receivable From Participants

The Plan permits participants to borrow a minimum of $1 from their participant accounts. Subject to certain IRS regulations and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50 reduced for any prior note receivable outstanding.
The note receivable must be repaid generally within 5 years or within 10 years when the proceeds are used to purchase a principal residence of the participant and bears interest at prime as stated in the Wall Street Journal on the last day of the month preceding the month in which the note receivable is made plus 1%. The interest rates on outstanding notes receivable ranged from 3.25% to 10.50% at December 31, 2016, with maturities through December 2038, which includes loans transferred in from the DSI Holding Company, Inc. 401(k) Savings Plan primarily related to mortgage loans. Notes receivable are secured by the vested portion of a participant’s account balance.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

(h) Plan Termination

Although it has not expressed the intent to do so, DaVita Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies
(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.
(b) Income Recognition and Net Investment Income

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is accrued when earned. Dividends are recorded on the ex‑dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.
(c) Investments

The Plan’s investments at December 31, 2016 and 2015 at fair value include the value of assets including any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The fair values of the common and commingled trust funds are calculated as discussed below. The Company Common Stock Fund is valued at fair value based on its year‑end unit closing price from the New York Stock Exchange (comprised of year‑end market price of underlying stock plus uninvested cash position).
The T. Rowe Price Stable Value Fund B (Stable Value Fund) is a common commingled trust (CCT) fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The Stable Value Fund is measured at fair value based upon the price at which participants are able to transact on a daily basis under the terms of the Plan.
The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(d) Receivables – Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid outstanding principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.
(e) Receivables – Participant Contributions

Receivables from participant contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

(f) Benefit Payments

Benefits are recorded when paid.
(g) Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock Fund, which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant note receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by each respective investment fund and are deducted in arriving at each fund’s overall net asset value. For the years ended December 31, 2016 and 2015, administration fees paid by the Plan were approximately $2,217 and $1,264, respectively.
(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management (Plan Management), which consists of both the Plan Administrator and the Plan Administrative Committee, to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Related Party and Party‑in‑Interest Transactions
Beginning May 1, 2015, Voya became the Trustee and recordkeeper for the Plan. Each fund within the Plan has its own investment manager. The transfer of assets, as well as the recordkeeping functions of the Plan qualify as party-in-interest transactions. Prior to May 1, 2015, T. Rowe Price served as the Trustee, Investment Manager and recordkeeper of the Plan. Transactions with the previous Trustee also qualified as party-in-interest transactions. Additionally, the Company provided personnel and administrative functions for the Plan at no charge to the Plan. The Plan also holds shares of the Company’s Common Stock, which qualifies as a party-in-interest transaction. State Street is the custodian of the shares held in the DaVita Inc. Company Stock Fund.

(4)	Tax Status
The Plan has received a favorable determination letter from the IRS dated June 21, 2016, stating that the Plan qualifies under Section 401(a) of the Code. The Plan has subsequently been amended. Plan Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the Code, and as a result, is exempt from federal income taxes under Section 501(a) of the Code. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the Code.
U.S. generally accepted accounting principles require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to income tax examinations for years

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

prior to 2013. Plan Years 2014 and 2013 for Form 5500 were recently reviewed by the IRS with no changes needed at the completion of the audit.

(5)	Forfeitures
At December 31, 2016 and 2015, forfeited non-vested accounts totaled approximately $95 and $121, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. During 2016, forfeitures of approximately $62 were used to pay administrative expenses. In 2015, no forfeitures were used to pay administrative expenses.

(6)	Fair Value Measurements
The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2016:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$1,120,293	$1,120,293	$ —	$ —
Investments in Common Commingled Trust Funds	86,010	—	86,010	—
DaVita Inc. Common Stock Fund	42,526	42,526	—	—
Total participant directed investments at fair value	$1,248,829	$1,162,819	$86,010	$—

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$955,951	$955,951	$ —	$ —
Investments in Common Commingled Trust Funds	84,166	—	84,166	—
DaVita Inc. Common Stock Fund	53,326	53,326	—	—
Total participant directed investments at fair value	$1,093,443	$1,009,277	$84,166	$—

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.
Investments in the common commingled trust fund are recorded at fair value using the price at which participants are able to transact under the terms of the Plan as measured and available for redemption on a daily basis by the common commingled trust fund managers to meet benefit payments and other participant initiated withdrawals. In 2016, these investments were re-evaluated, based on Accounting Standards Update (ASU) No. 2015-10, Technical Corrections and Improvements they were determined to have a readily determinable fair value. As a result, the common commingled trust fund has been included in the fair value hierarchy tables above for all years presented. The Plan is required to provide 12 months’ advance written notice to the trustee prior to redemption of trust units upon withdrawal from the fund. There are no restrictions related to the redemption notice period and there were no unfunded commitments at December 31, 2016. See (2)(c) under Summary of Significant Accounting Policies for further discussions.
DaVita Inc. Common Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.
The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

(7)	Reconciliation of Plan Financial Statements to the Form 5500
The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2016 and 2015:

	2016	2015
Net income:
Net increase per financial statements	$166,239	$8,156
Deemed distributions	(887)	—
Plus: adjustments from the difference in contract value to fair value for fully benefit-responsive investment contracts	—	(1,272)
Net income per form 5500	$165,352	$6,884
Net assets available for benefits:
Net assets available for benefits per financial statements	$1,314,235	$1,147,996
Deemed distributions	(887)	—
Net assets available for benefits per form 5500	$1,313,348	$1,147,996

(8)	Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued and include all necessary disclosures.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
(dollars in thousands)

Effective May 1, 2017, all new employees of the Company will be automatically enrolled in the Plan at a pre-tax deferral rate of six percent upon meeting the eligibility requirements as described in Note 1(a).
On May 1, 2017 the Company acquired Renal Ventures Management, LLC. Effective June 1, 2017 the Renal Ventures Management, LLC 401(k) Profit Sharing Plan was merged with and its assets transferred into the DaVita Retirement Savings Plan. The total assets transfered into the Plan were $21,213.
Effective April 1, 2017 the registered investment company fund options in the Plan will move to a lower-cost share class, as outlined below. Funds not listed below remain unchanged. A new Target Retirement Fund was also added for 2060. The funds' investment type, objective and degree of risk will remain unchanged.

2016 Plan Options	2017 Plan Options
T. Rowe Price High Yield Fund	MetWest Total Return Bond Fund
Artisan Mid Cap Value Fund	Vanguard Extended Market Index Inst Fund
RS Partners Fund	Vanguard Extended Market Index Inst Fund
T. Rowe Price Retirement Balanced Fund	Mapped to retirement year funds below based on participant date of birth
T. Rowe Price Retirement 2005 Fund	Retirement 2005 Trust (Class B)
T. Rowe Price Retirement 2010 Fund	Retirement 2010 Trust (Class B)
T. Rowe Price Retirement 2015 Fund	Retirement 2015 Trust (Class B)
T. Rowe Price Retirement 2020 Fund	Retirement 2020 Trust (Class B)
T. Rowe Price Retirement 2025 Fund	Retirement 2025 Trust (Class B)
T. Rowe Price Retirement 2030 Fund	Retirement 2030 Trust (Class B)
T. Rowe Price Retirement 2035 Fund	Retirement 2035 Trust (Class B)
T. Rowe Price Retirement 2040 Fund	Retirement 2040 Trust (Class B)
T. Rowe Price Retirement 2045 Fund	Retirement 2045 Trust (Class B)
T. Rowe Price Retirement 2050 Fund	Retirement 2050 Trust (Class B)
T. Rowe Price Retirement 2055 Fund	Retirement 2055 Trust (Class B)
Retirement 2060 Trust (Class B)

DAVITA RETIREMENT SAVINGS PLAN

Schedule I

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Common Commingled Trust Funds:
T. Rowe Price	T. Rowe Price Stable Value Fund B	$86,010
Registered Investment Company Funds:
MetWest	MetWest Total Return Bond Fund	13,587
T. Rowe Price	T. Rowe Price High Yield Fund	5,617
Vanguard	Vanguard TTL Bond Market Index Signal Fund	56,194
T. Rowe Price	T. Rowe Price Retirement Balanced Fund	3,498
T. Rowe Price	T. Rowe Price Retirement 2005 Fund	3,401
T. Rowe Price	T. Rowe Price Retirement 2010 Fund	10,226
T. Rowe Price	T. Rowe Price Retirement 2015 Fund	44,117
T. Rowe Price	T. Rowe Price Retirement 2020 Fund	123,561
T. Rowe Price	T. Rowe Price Retirement 2025 Fund	125,005
T. Rowe Price	T. Rowe Price Retirement 2030 Fund	122,484
T. Rowe Price	T. Rowe Price Retirement 2035 Fund	126,989
T. Rowe Price	T. Rowe Price Retirement 2040 Fund	99,582
T. Rowe Price	T. Rowe Price Retirement 2045 Fund	63,823
T. Rowe Price	T. Rowe Price Retirement 2050 Fund	41,873
T. Rowe Price	T. Rowe Price Retirement 2055 Fund	20,852
Vanguard	Vanguard Institutional Index Fund	88,518
T. Rowe Price	T. Rowe Price Large Cap Growth Fund	22,320
Vanguard	Vanguard Extended Market Index Inst Fund	47,840
Dodge and Cox	Dodge and Cox Stock Fund	11,146
Artisan	Artisan Mid Cap Value Fund	7,719
American Funds	American Funds Europac Growth Fund	8,648
*Voya	Voya Small Cap Opportunities Fund	10,338
RS	RS Partners Fund	3,672
Vanguard	Vanguard Total Intl Stock Index Fund	59,283
Common Stock:
*DaVita Inc.	DaVita Inc. Common Stock Fund	42,526
*Participant loans	3.25% - 10.50% maturing through December 2038	58,497
	Total	$1,307,326

* Represents a party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DAVITA
RETIREMENT SAVINGS PLAN

By: /s/ Cynthia Baxter

Cynthia Baxter
Designated Representative of the Plan Administrator

Date:  June 23, 2017

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee
DaVita Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158220) on Form S-8 of DaVita Inc. of our report dated June 23, 2017, with respect to the statements of net assets available for benefits of the DaVita Retirement Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the DaVita Retirement Savings Plan.
/s/ KPMG LLP
Seattle, Washington
June 23, 2017